SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30237; 812-13757]

Legg Mason ETF Trust, <u>et al.</u>; Notice of Application

October 22, 2012

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act.

<u>Applicants</u>: Legg Mason ETF Trust (the "Trust"), Legg Mason Partners Fund Advisor, LLC (the "Adviser"), and Legg Mason Investor Services, LLC ("LMIS").

<u>Summary of Application</u>: Applicants request an order that permits: (a) actively-managed series of certain open-end management investment companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days from the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares.

<u>Filing Dates</u>: The application was filed on February 22, 2010, and amended on July 7, 2010, April 15, 2011, May 3, 2012, August 22, 2012, and October 17, 2012.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on November 15, 2012, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 620 Eighth Avenue, New York, NY 10018.

<u>For Further Information Contact</u>: Bruce R. MacNeil, Senior Counsel, at (202) 551-6817 or Janet M. Grossnickle, Assistant Director, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   The Trust is organized as a Maryland statutory trust and is registered as an open-end management investment company under the Act. The Trust will initially offer three actively-managed investment series: Legg Mason Western Asset Ultra-Short Duration ETF, Legg Mason Capital Management Systematic Equity Fund and Legg Mason Equal-Weighted Equity Sector

Fund (the "Initial Funds"). The investment objective of Legg Mason Western Asset Ultra-Short Duration Fund will be to seek current income. The investment objective of the Legg Mason Capital Management Systematic Equity Fund and Legg Mason Equal Weighted Equity Sector Fund will be to seek long term growth of capital.

2.   Applicants request that the order apply to the Initial Funds and any future series of the Trust or of any other open-end management companies that may use active management investment strategies ("Future Funds"). Any Future Fund will (a) be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser, and (b) comply with the terms and conditions of the application.[1] The Initial Funds and Future Funds together are the "Funds." Each Fund will consist of a portfolio of securities, including fixed income securities and/or equity securities. ("Portfolio Securities").[2] Funds may invest in "Depositary Receipts." A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.[3] Each Fund will operate as an actively managed exchange-traded fund ("ETF"). The Future Funds may invest in other open-end and/or closed end investment companies and/or ETFs.

3.   The Adviser, a Delaware limited liability company, will be the investment adviser to each Fund. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). The Adviser may enter sub-advisory agreements with one or

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[1]   All entities that currently intend to rely on the order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application. A Fund of Funds (as defined below) may rely on the order only to invest in a Fund that is not a "Fund of Funds ETF" and not in any other registered investment company or Fund of Funds ETF. A "Fund of Funds ETF" is a Fund which invests in other open-end and/or closed-end investment companies and/or exchange-traded funds.

[2]   Neither the Initial Funds nor any Future Fund will invest in options contracts, futures contracts or swap agreements.

[3]   Depositary Receipts are typically issued by a financial institution, a "depositary", and evidence ownership in a security or pool of securities that have been deposited with the depositary. No affiliated persons of applicants, the Advisers, or any Sub-Adviser will serve as the depositary bank for any Depositary Receipts held by a Fund.

more investment advisers, each of which will serve as sub-advisers to a Fund (each, a "Sub-Adviser"). Each Sub-Adviser will be registered under the Advisers Act or exempt from registration. The Trust will enter into a distribution agreement with one or more distributors, including LMIS, a Delaware limited liability company. LMIS will be the distributor for the Initial Funds. Each distributor will be a broker or dealer registered under the Securities Exchange Act of 1934 ("Exchange Act" and such persons registered under the Exchange Act, a "Broker") and will serve as principal underwriter and distributor ("Distributor") of one or more Funds. Applicants request that the order also apply to any other Distributor to the Funds that complies with the terms and conditions of the application.

4. Applicants also request that any exemption under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) apply to: (i) any Fund that is currently or subsequently part of the same "group of investment companies" as a Fund within the meaning of section 12(d)(1)(G)(ii) of the Act; (ii) any principal underwriter for the Fund; (iii) any Brokers selling Shares of a Fund to a Fund of Funds (as defined below); and (iv) each management investment company or unit investment trust registered under the Act that is not part of the same "group of investment companies" as the Funds within the meaning of section 12(d)(1)(G)(ii) of the Act and that enters into a FOF Participation Agreement (as defined below) with a Fund (such management investment companies, "Investing Management Companies," such unit investment trusts, "Investing Trusts," and Investing Management Companies and Investing Trusts together, "Fund of Funds"). Fund of Funds do not include the Funds.

5. Applicants anticipate that a Creation Unit will consist of at least 25,000 Shares and that the price of a Share will range from $20 to $100. All orders to purchase Creation Units must be placed with the Distributor by or through a party that has entered into a participant agreement

with the Distributor and the Trust ("Authorized Participant") with respect to the creation and redemption of Creation Units. An Authorized Participant is either: (a) a Broker or other participant in the Continuous Net Settlement System of the National Securities Clearing Corporation, a clearing agency registered with the Commission and affiliated with the Depository Trust Company ("DTC"), or (b) a participant in the DTC (such participant, "DTC Participant").

6.   The Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").[4] On any given Business Day[5] the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or redemption, as the "Creation Basket." In addition, the Creation Basket will correspond pro rata to the positions in a Fund's portfolio (including cash positions),[6] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds

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[4]   The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[5] Each Fund will sell and redeem Creation Units on any day the Fund is open, including as required by section 22(e) of the Act (each a "Business Day").

[6]   The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

beyond certain minimum sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[7] or (c) TBA Transactions,[8] short positions and other positions that cannot be transferred in kind[9] will be excluded from the Creation Basket.[10] If there is a difference between the net asset value ("NAV") attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Cash Amount").

7.   Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Cash Amount, as described above; (b) if, on a given Business Day, a Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an Authorized Participant, a Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash; (d) if, on a given Business Day, a Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC or DTC; or (ii) in the case of Funds holding securities traded on global markets ("Foreign Funds"),

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[7]   A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[8]   A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price.

[9]   This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[10]   Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (as defined below).

such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if a Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[11]

8.   Each Business Day, before the open of trading on a national securities exchange as defined in section 2(a)(26) of the Act ("Exchange") on which Shares are listed, each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. An Exchange will disseminate every 15 seconds throughout the trading day an amount representing, on a per Share basis, the sum of the current value of the Deposit Instruments and the estimated Cash Amount.

9.   An investor purchasing or redeeming a Creation Unit from a Fund may be charged a fee ("Transaction Fee") to protect existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.[12] All orders to purchase

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[11]   A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

[12]   Where a Fund permits an in-kind purchaser to substitute cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the cost to the Fund of buying those particular Deposit Instruments.

Creation Units will be placed with the Distributor by or through an Authorized Participant and the Distributor will transmit all purchase orders to the relevant Fund. The Distributor will be responsible for delivering a prospectus ("Prospectus") to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

10. Shares will be listed and traded at negotiated prices on an Exchange and traded in the secondary market. Applicants expect that exchange specialists and market makers (collectively, "Market Makers") will be assigned to Shares. The price of Shares trading on the Exchange will be based on a current bid/offer in the secondary market. Transactions involving the purchases and sales of Shares on an Exchange will be subject to customary brokerage commissions and charges.

11. Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Market Makers, acting in their role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.[13] Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.[14] Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their NAV per Share should ensure that the Shares will not trade at a material discount or premium in relation to their NAV.

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[13] If Shares are listed on NYSE Arca, Nasdaq or a similar electronic Exchange, one or more member firms of that Exchange will act as Market Maker and maintain a market for Shares trading on the Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within section 2(a)(3)(A) or (C) of the Act due to ownership of Shares, as described below.

[14] Shares will be registered in book-entry form only. DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants.

12. Shares will not be individually redeemable and owners of Shares may acquire Shares from a Fund or tender shares for redemption to the Fund in Creation Units only. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. As discussed above, redemptions of Creation Units will generally be made on an in-kind basis, subject to certain specified exceptions under which redemptions may be made in whole or in part on a cash basis, and will be subject to a Transaction Fee.

13. Neither the Trust nor any Fund will be marketed or otherwise held out as a "mutual fund." Instead, each Fund will be marketed as an "actively-managed exchange-traded fund." All marketing materials that describe the features of obtaining, buying or selling Creation Units, or Shares traded on the Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

14. The Funds' website, which will be publicly available prior to the public offering of Shares, will include the Prospectus and additional quantitative information updated on a daily basis, including on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or mid-point of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.[15]

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[15]   Applicants note that under accounting procedures followed by the Funds, trades made on the prior Business Day will be booked and reflected in NAV on the current Business Day. Accordingly, the Funds will be able to

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from

sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections

6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and

under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the

Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person,

security or transaction, or any class of persons, securities or transactions, from any provisions of

the Act, if and to the extent that such exemption is necessary or appropriate in the public interest

and consistent with the protection of investors and the purposes fairly intended by the policy and

provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed

transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction,

including the consideration to be paid or received, are reasonable and fair and do not involve

overreaching on the part of any person concerned, and the proposed transaction is consistent with

the policies of the registered investment company and the general provisions of the Act. Section

12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or

transaction, or any class or classes of persons, securities or transactions, from any provision of

section 12(d)(1) if the exemption is consistent with the public interest and the protection of

investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management

investment company that is offering for sale or has outstanding any redeemable security of which

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disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the
end of the Business Day.

it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units only. Applicants state that investors may purchase Shares in Creation Units from each Fund and redeem Creation Units from each Fund. Applicants further state that because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history

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regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (c) assure an orderly distribution system of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because arbitrage activity should ensure that the difference between the market price of Shares and their NAV remains immaterial.

Section 22(e) of the Act

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that settlement of redemptions of Creation Units of Foreign Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain

circumstances, the delivery cycles for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to 15 calendar days.[16] Applicants therefore request relief from section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction, up to a maximum of 15 calendar days, in the principal local markets where transactions in the Portfolio Securities of each Foreign Fund customarily clear and settle but in all cases no later than 15 calendar days following the tender of a Creation Unit.

8.   Applicants state that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants assert that the requested relief will not lead to the problems that section 22(e) was designed to prevent. Applicants state that allowing redemption payments for Creation Units of a Fund to be made within a maximum of 15 calendar days would not be inconsistent with the spirit and intent of section 22(e). Applicants state the SAI will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each affected Foreign Fund. Applicants are not seeking relief from section 22(e) with respect to Foreign Funds that do not effect creations or redemptions in-kind.

Section 12(d)(1) of the Act

9.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more

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[16]   In the past, settlement in certain countries, including Russia, has extended to 15 calendar days.

than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a

registered open-end investment company, its principal underwriter, or any other broker or dealer

from selling its shares to another investment company if the sale will cause the acquiring

company to own more than 3% of the acquired company's voting stock, or if the sale will cause

more than 10% of the acquired company's voting stock to be owned by investment companies

generally.

10.   Applicants request relief to permit Fund of Funds to acquire Shares in excess of the

limits in section 12(d)(l)(A) of the Act and to permit the Funds, their principal underwriters and

any Broker to sell Shares to a Fund of Funds in excess of the limits in section 12(d)(l)(B) of the

Act. Applicants submit that the proposed conditions to the requested relief address the concerns

underlying the limits in section 12(d)(1) which include concerns about undue influence,

excessive layering of fees and overly complex structures.

11.   Applicants submit that their proposed conditions address any concerns regarding the

potential for undue influence. To limit the control that a Fund of Funds may have over a Fund,

applicants propose a condition prohibiting the adviser of an Investing Management Company

("Fund of Funds Adviser"), sponsor of an Investing Trust ("Sponsor"), any person controlling,

controlled by, or under common control with the Fund of Funds Adviser or Sponsor, and any

investment company or issuer that would be an investment company but for sections 3(c)(l) or

3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any

person controlling, controlled by, or under common control with the Fund of Funds Adviser or

Sponsor ("Fund of Fund's Advisory Group") from controlling (individually or in the aggregate)

a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to

any sub-adviser to an Investing Management Company ("Fund of Funds Sub-Adviser"), any person controlling, controlled by, or under common control with the Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for sections 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds Sub-Adviser or any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser ("Fund of Funds' Sub-Advisory Group").

12.   Applicants propose a condition to ensure that no Fund of Funds or Fund of Funds Affiliate[17] (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, employee or Sponsor of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, employee or Sponsor is an affiliated person (except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

13.   Applicants propose several conditions to address the potential for layering of fees. Applicants note that the board of directors or trustees ("Board") of any Investing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("disinterested directors or trustees"), will be required to find that the advisory fees charged under the contract are based on services provided

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[17]   A "Fund of Funds Affiliate" is any Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter and principal underwriter of a Fund of Funds, and any person controlling, controlled by or under common control with any of these entities. "Fund Affiliate" is an investment adviser, promoter or principal underwriter of a Fund or any person controlling, controlled by or under common control with any of these entities.

that will be in addition to, rather than duplicative of, services provided under the advisory

contract of any Fund in which the Investing Management Company may invest. Applicants also

state that any sales charges and/or service fees charged with respect to shares of a Fund of Funds

will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule

2830.[18]

14.   Applicants submit that the proposed arrangement will not create an overly complex

fund structure. Applicants note that a Fund will be prohibited from acquiring securities of any

investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the

limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive

relief from the Commission permitting the Fund to purchase shares of other investment

companies for short-term cash management purposes.

15.   To ensure that a Fund of Funds is aware of the terms and conditions of the requested

order, the Fund of Funds must enter into an agreement with the respective Funds ("FOF

Participation Agreement"). The FOF Participation Agreement will include an acknowledgment

from the Fund of Funds that it may rely on the order only to invest in a Fund that is not a Fund of

Funds ETF and not in any other investment company or Fund of Funds ETF.

Sections 17(a)(1) and (2) of the Act

16.   Section 17(a) of the Act generally prohibits an affiliated person of a registered

investment company, or an affiliated person of such a person ("second tier affiliate"), from

selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act

defines "affiliated person" to include any person directly or indirectly owning, controlling, or

holding with power to vote, 5% or more of the outstanding voting securities of the other person

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[18]   Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct
Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the management or policies of a company and provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. Each Fund may be deemed to be controlled by an Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by an Adviser (an "Affiliated Fund").

17.   Applicants request an exemption under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act to permit in-kind purchases and redemptions of Creation Units by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of: (a) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds.[19] Applicants also request an exemption in order to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Fund of Funds of which the Funds are an affiliated person or a second-tier affiliate.[20]

18.   Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in

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[19]   Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the Funds is also an investment adviser to a Fund of Funds.

[20]   Although applicants believe that most Fund of Funds will purchase and sell Shares in the secondary market, a Fund of Funds might seek to transact in Shares directly with a Fund.

Creation Units. Absent the unusual circumstances discussed in the application, the Deposit

Instruments and Redemption Instruments available for a Fund will be the same for all purchasers

and redeemers, respectively, and will correspond pro rata to the Fund's Portfolio Securities. The

deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-

kind redemptions will be the same for all purchases and redemptions. Deposit Instruments and

Redemption Instruments will be valued in the same manner as those Portfolio Securities

currently held by the relevant Funds. Applicants do not believe that in-kind purchases and

redemptions will result in abusive self-dealing or overreaching of the Fund.

19.	Applicants also submit that the sale of Shares to and redemption of Shares from a

Fund of Funds meets the standards for relief under sections 17(b) and 6(c) of the Act. Applicants

note that any consideration paid for the purchase or redemption of Shares directly from a Fund

will be based on the NAV of the Fund.[21] Applicants also state that the proposed transactions are

consistent with the general purposes of the Act and appropriate in the public interest.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be

subject to the following conditions:

A.	Actively-Managed Exchange-Traded Fund Relief

1.	The requested order, other than the section 12(d)(1) relief, will expire on the

effective date of any Commission rule under the Act that provides relief permitting the operation

of actively-managed ETFs.

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[21]	Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Fund of Funds may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

2.   As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

3.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of the Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

4.   The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or Bid/Ask Price of the Shares, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

5.   No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.   On each Business Day, before the commencement of trading in Shares on the Fund's listing Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund's calculation of NAV at the end of the Business Day.

B.   Section 12(d)(1) Relief

1.   The members of the Fund of Funds' Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of the Fund of Funds' Sub-Advisory Group will not control (individually or in the aggregate) a Fund

within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds' Advisory Group or the Fund of Funds' Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Fund of Funds' Sub-Advisory Group with respect to a Fund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.   No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate.

3.   The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and any Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.   Once an investment by a Fund of Funds in the securities of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the non-interested Board members, will determine that any consideration paid by the Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another

unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.   The Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received from a Fund by the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund, in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.   No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.   The Board of each Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund. The Board will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

8.   Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired,

the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

9. Before investing in a Fund in excess of the limits in section 12(d)(1)(A), a Fund of Funds will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the order, the agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an accessible place.

10. Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded in the minute books of the appropriate Investing Management Company.

11. Any sales charges and/or service fees with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No Fund will acquire securities of an investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that the Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund to acquire securities of one or more investment companies for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary